May 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh
Stephen Krikorian
Charli Gibbs-Tabler
Jan Woo

Re:	Adit EdTech Acquisition Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed April 6, 2023 File No. 333-261880

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are submitting this letter in response to a letter, dated April 26, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on December 23, 2021 (the “Registration Statement”), as amended by Amendment No. 1 thereto filed with the Commission on March 22, 2022, Amendment No. 2 thereto filed with the Commission on May 16, 2022, Amendment No. 3 thereto filed with the Commission on December 7, 2022, Amendment No. 4 thereto filed with the Commission on February 9, 2023 (“Amendment No. 4”), and Amendment No. 5 thereto filed with the Commission on April 6, 2023 (“Amendment No. 5”). The Company is concurrently filing Amendment No. 6 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in Amendment No. 5. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 5, 2023

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

Amendment No. 5 to Registration Statement on Form S-4 Filed on April 6, 2023

Certain GRIID Projected Financial Information, page 156

1.

Please confirm whether or not the 2022 management projections still reflect management’s views on future performance and/or describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID’s management, subsequent to the filing of Amendment No. 5, provided the Company’s management and board of directors with updated projections. The Company’s board of directors reviewed such updated projections. The Company has revised the Amended Registration Statement at pages 146,147, 158 and 162 and has included the updated projections.

Unaudited Pro Forma Condensed Combined Financial Information, page 187

2.

We note your presentation of unaudited pro forma condensed combined statements of operations for the years ended December 31, 2022 and 2021. Only pro forma statements of comprehensive income for the most recent fiscal year may be filed. Refer to Rule 11- 02(c)(2)(i) of Regulation S-K. Please revise.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 190, 197 and 198 to remove the pro forma condensed combined statement of operations for the year ended December 31, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GRIID

Operating Expenses

Cost of Revenues, page 242

3.	Please revise to clarify the impact that the reimbursed electricity and operating expenses from your Mining Services Agreement had on the increase in cost of revenues.

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 243-245 to provide the requested clarification.

Griid Infrastructure LLC and Subsidiaries

Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries as of and for the Years Ended December 31, 2022 and 2021

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 5, 2023

Consolidated Statements of Cash Flows, page F-31

4.

You indicate in response to prior comment 4 that you have consistently liquidated your bitcoins mined in order to fund operations. Please tell us how quickly bitcoin is converted into cash after it is mined. In this regard, you indicated in your March 21, 2022 response to comment 45 that the average duration for which you held cryptocurrencies was 249 days for the year ended December 31, 2021 and that “earned and purchased bitcoin are not primarily acquired for immediate resale, and are instead held for a relatively long period of time, over which the related cryptocurrency is subject to market price fluctuations, similar to a traditional investment.” In addition, we note your disclosures on pages 217 and 234 indicating that holding bitcoin on the balance sheet is a core piece of your treasury management strategy. You previously concluded that classifying the cash flow activities from selling of cryptocurrencies represents an investing activity, and not an operating activity. Further explain your basis for changing this conclusion. To the extent that bitcoin received as noncash consideration in the ordinary course of business is not converted nearly immediately into cash, the Staff would not object to the classification of the proceeds from the sale of cryptocurrencies within cash flows from investing activities, as previously communicated.

Response to Comment 4: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 253, F-32, F-34, F-35 and F-38 to classify proceeds from the sale of cryptocurrencies within cash flows from investing activities.

5.

We note that changes in long-term deposits are classified as operating activities. Please explain the nature of this item and tell us why the classification is appropriate based on the guidance in ASC 230-10-45.

Response to Comment 5: The Company respectfully acknowledges the Staff’s comment and has been advised by GRIID as follows:

The nature of the item represents deposits made to Intel in order to purchase chips for use in future miners. As the chips are received, the deposit is credited for a portion of the purchase price, and the gross amount of the purchase is shown as an investing activity in the statement of cash flows. The chips were still in design phase at the time of deposit and GRIID anticipated receiving the chips beginning one year later.

Pursuant to ASC 230-10-45-13(c), all of the following are cash outflows for investing activities: payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets, including interest capitalized as part of the cost

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 5, 2023

of those assets. Generally, only advance payments, the down payment, or other amounts paid at the time of purchase or soon before or after purchase of property, plant, and equipment and other productive assets are investing cash outflows.

As the deposit was made significantly before the actual receipt of the chips, GRIID concluded that the deposit was to be presented as an operating activity and the gross amount of the purchase shown as an investing activity at the time of receipt.

Notes to Consolidated Financial Statements

Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page F-38

6.

Please note that we continue to review your revenue recognition practices and disclosures applied in your mining operations. We also continue to consider your responses to prior comments 7 through 9. Please be advised that we will have further comments.

Response to Comment 6: The Company respectfully acknowledges the Staff’s comment.

7.

In response to prior comment 10, you indicate that you determined that PPLNS was not applicable for either 2021 or 2022. Please confirm the payout methodologies for each of the mining pools you participated in 2021, as noted from page F-35. Explain to us how you determined that PPLNS was not applicable for either 2021 or 2022. Describe your process for determining the payout methodology utilized by the pool operator and for verifying that your payouts are accurate.

Response to Comment 7: The Company respectfully acknowledges the Staff’s comment and has been advised by GRIID that GRIID’s only payout methodology for 2021 and 2022 was FPPS. Below are the pool operators and the percentage of GRIID’s hashrate contributed to each:

•	Pool 1 – Poolin (16.70% and 0.01% in 2021 and 2022, respectively)

•	Pool 2 – Foundry (75.00% and 99.99% in 2021 and 2022, respectively)

•	Pool 3 – NovaBlock (8.30% and 0.00% in 2021 and 2022, respectively)

The payout methodology was determined through a review of the pool operator service agreements, online FAQs and confirmation with representatives at the pool operators. The Company understands that management of GRIID has designed controls to mitigate the risk of misclassifying payout methodologies on a prospective basis.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 5, 2023

The Company has been informed by GRIID that GRIID verifies that payouts are complete and accurate by recalculating the rewards expected to be earned by GRIID based on the applicable pool’s payout methodology. GRIID measures its own hashrate over time and obtains other key inputs (e.g., global network difficulty, transaction fee rewards, rewards paid out, etc.) as they become known, to recalculate the rewards earned by GRIID. If variances exist, GRIID discusses such variances with the respective pool operators.

8.

In response to prior comment 10, you indicate that you compared PPLNS and FPPS revenue recognition policies to determine the impact on your financial statements. Please elaborate on how you performed this comparison. Considering that you indicate that PPLNS was not applicable for 2021 or 2022, tell us what transactions you used to compare the impact of using the beginning of day bitcoin price and the bitcoin price at time of receipt. Please clarify whether you made an error in assuming the PPLNS model was the payout model, when in fact the FPPS model was being utilized

Response to Comment 8: The Company respectfully acknowledges the Staff’s comment and has been advised by GRIID that GRIID erroneously utilized the PPLNS revenue recognition policy (i.e., bitcoin spot price at time of receipt) for rewards earned from Poolin in 2021 (Foundry was the only material pool operator utilized in 2022). As such, GRIID determined the total notional rewards earned from Poolin (i.e., the number of bitcoins) and applicable pricing for each day and compared: (1) the total U.S. dollar equivalent based on the bitcoin spot price at time of receipt vs. (2) the total U.S. dollar equivalent based on the bitcoin price at the beginning of the day (in-line with the FPPS accounting policy). The results of the analysis (i.e., the U.S. dollar equivalent difference) and impact on GRIID’s financial statements were deemed to be immaterial.

Note 11. Debt and Warrants, page F-47

9.

You disclose that the loss on extinguishment of debt was $51,079,000 and $40,771,000 as a result of the 3rd A&R Loan Agreement in 2021 and the 4th A&R Loan Agreement in 2022, respectively. Please reconcile these amounts to your consolidated statements of operations.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 5, 2023

Response to Comment 9: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-50 and F-51 to reconcile such amounts. Additionally, for purposes of clarification, GRIID has provided the reconciliation set forth below.

Warrant and Debt rollforward—2021/2022

	Warrant Liability	Loan Origination fee	USD Debt	Embedded Derivative	Cryptocurrency Debt	Debt Discount	Private placement debt	Private placement discount	Net	Termination of warrant	Gain/ loss on warrant liability	Gain/loss on extinguishment

Balance as of December 31, 2020	—	—	11,165	10,179	4,255	(12)			25,587

Addition of debt discount/embedded derivative/capitalized interest			605	6,852	546	4			8,007

Debt modification to terminate First amendment – September 2021			(11,770)	(17,031)	(4,801)	8			(33,594)

Second amendment agreement September 2021			33,746		—				33,746				agrees to page F-48

New draws – September 2021			10,000						10,000				new draws of $10mm Intel and $2mm for equipment

Addition of debt discount/capitalized interest			629						629

Relieve the second amendment as debt extinguishment			(44,375)						(44,375)			(19,824)	agrees to page F-50 as loss on extinguishment

Third amendment agreement November 2021	29,234	8,000	46,375			(17,418)			28,957				agrees to page F-49 ($44,375 plus the $2,000 draw) and page F-50 (warrant issued, origination fee and debt discount)

Addition of debt discount/capitalized interest			593			493			1,086

Quarterly change in fair value – warrant liability	586

Balance as of December 31, 2021	29,820	8,000	46,968	—	—	(16,925)	—	—	30,043			(19,824)

New draws – May 2022			6,000						6,000				Agrees to page F-50

New draws – June 2022			1,531						1,531				Agrees to page F-51

Addition of debt discount/capitalized interest			2,734			1,267			4,001

1st – 3th Quarter change in fair value	513										(513)		Quarterly change in fair value

Issuance of warrants	17,123												D. Alleyne and Endeavour

Cancellation of warrants	(17,123)												D. Alleyne and Endeavour

4th Quarter change in fair value	1,260										(1,260)		Quarterly change in fair value

Fourth amendment agreement October 2022	49,421	(8,000)	—			(600)			(600)			(40,571)	Agrees to page F-51

Gain on Warrant Derivative	(17,543)								—		17,543

Modification of warrants	5,379										7,178	(10,308)	Modification of warrants related to the 3rd/4th amendments, agrees to rollforward. Includes the FMV adjust of 139 immediately prior to term

Termination of warrants	(139)									139

Debt fees for fourth amendment			200						200			(200)

Private placement debt	7,712						4,553	(4,553)	—				Agrees to page F-51

Addition of debt discount/capitalized interest			1,340			2,916		918	5,174

Balance as of December 31, 2022	76,423	—	58,773	—	—	(13,342)	4,553	(3,635)	46,349	139	22,948	(51,079)	Agrees to page F-51

			57,433	agrees to page F-51

Rollforward for warranty liability:

Warrant liability 12/31/21	29,820

Issuance of warrants	57,133

Gain/loss on warrant value	(15,770)

Modification of warrants	5,379

Termination of warrants	(139)

Warrant liability 12/31/22	76,423

Gain/loss on change in warrant:

Gain/loss on warrant from above	15,770

Gain/loss on warrant modification (only due the change in derivative)	7,178

	22,948

Note 12. Fair Value Hierarchy, page F-51

10.

We note your responses to prior comments 13 and 15. Please explain why ADEX common stock is considered as the underlying share price of the warrants considering that the warrants will be exercisable for common stock of New GRIID upon the merger. That is, it is not clear how the trading price of ADEX is reflective of the current price of the underlying shares. Also, please explain how the “fair value assessment method” described in your disclosure takes into consideration the other characteristics of the warrants, such as the exercise price, expected term, and expected volatility of the underlying common stock. In addition, explain how you determined the fair value measurement was Level 2 of the fair value hierarchy based on the inputs.

Response to Comment 10: The Company respectfully acknowledges the Staff’s comment and has been advised by GRIID as follows:

a.    Please explain why ADEX common stock is considered as the underlying share price of the warrants considering that the warrants will be exercisable for common stock of New GRIID upon the merger.

The warrant issuance was contemporaneous with the negotiations for the merger, and the price of $585 million was established on the same day (October 9, 2022) as the warrants’ issuance. Given the parties’ commitment to closing the transaction, GRIID determined that the risk that the transaction would not close was de minimis. Therefore, GRIID believes that the trading price of ADEX is reflective of the current price of the underlying shares from a market participant perspective.

b.    Please explain how the “fair value assessment method” described in your disclosure takes into consideration the other characteristics of the warrants, such as the exercise price, expected term, and expected volatility of the underlying common stock.

The contractual exercise price was considered in the measurement, but the warrants are penny warrants that are effectively equivalent to common stock. Therefore, GRIID believes the expected term and expected volatility in the underlying common stock are insignificant to the measurement.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 5, 2023

c.    Explain how you determined the fair value measurement was Level 2 of the fair value hierarchy based on the inputs.

Since the $585 million price was a Level 2 input (based on an observable agreed price) and there were no judgmental assumptions that impacted the estimate, GRIID considered the measurement to fall in Level 2 of the fair value hierarchy.

11.

Please explain to us the nature of the reconciling items included in the rollforward of the warrant liability for the year ended December 31, 2022. In this regard, we note from your disclosure on page F-50 that you recognized a warrant liability of $49,421,000 in conjunction with the 4th A&R Loan Agreement. We also note that you agreed to issue warrants in conjunction with the promissory notes in the aggregate principal face amount of $4,553,000. Tell us how you accounted for the excess of the fair value of the warrant liability over the net proceeds, if any.

Response to Comment 11: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID accounts for the excess of fair value of the warrant liability over the proceeds in interest expense. The Company has revised the Amended Registration Statement at pages F-51 and F-54 to disclose the recognition of warrant liability in connection with the bridge financing promissory note.

The excess fair value of the warrant liability over the proceeds is accounted for in interest expense. For purposes of clarification, please see the requested reconciliation included in the response to Comment 9 above.

Note 15. Commitments and Contingencies

Data Black River Development and Operation Agreement, page F-57

12.

We note your revised disclosure in response to prior comment 17 that “[t]he Company decreased mining services revenue for HDP’s allocation of the revenue share...” Please clarify your statement in light of the disclosure that you only accrue your revenue share amount within mining services revenue. Consider defining your references to “mining revenue” and “mining services revenue.” In addition, as previously requested, please explain what consideration was given to disclosing the amount paid to HDP for each period presented. Tell us the amount of total mining revenues that exceeded your monthly management fee and the amounts that were paid to HDP for the provisions of electricity and for their portion of the revenue share. In this regard, we note you removed the disclosure that was included in your prior amendment indicating that you earned $1,522,000 related to revenue share under this arrangement. We may have further comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 5, 2023

Response to Comment 12: The Company respectfully acknowledges the Staff’s comment and has amended the Amended Registration Statement at page F-58 to define mining services revenue and other revenue, provide the amount of total mining revenues that exceed the monthly management fee in each of 2021 and 2022, and provide the amounts paid to HDP for electricity costs and their portion of the revenue share for each of 2021 and 2022.

Mining Services Agreement, page F-58

13.

We note your revised disclosure in response to prior comment 23 indicating that direct costs incurred and reimbursed are recorded in cost of sales and reimbursed costs are recorded as mining services revenue. We note that these reimbursed costs relate to the amounts you invoice the Customer monthly for the electricity charges associated with the Mining Services related to the Customer Mining Equipment, without premium or markup, in addition to the Customer’s operating expense charges as defined in the Mining Services Agreement. Tell us how you determined to include these cost reimbursements in the transaction price. Refer to ASC 606-10-32-2. That is, explain how you determined that these amounts are in exchange for transferring promised goods or services to the Customer. In this regard, you indicate in response to prior comment 22 that the provision of mining services is the only performance obligation within the Mining Services Agreement. We also note from your response to comment 32 in the letter dated December 7, 2022 that Blockchain has a separate agreement with the pool operator to provide hash- rate to the pool and, from your disclosure on page 242, that Blockchain pays the electricity charges directly to the utility provider. Tell us whether the nature of the promise is a performance obligation to provide the specified goods or services itself or to arrange for another party to provide services.

Response to Comment 13: The Company respectfully acknowledges the Staff’s comment and has been advised by GRIID as follows:

a.     Clarify the determination of reimbursable costs as part of the transaction price.

ASC 606-10-32-2 states that the transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (e.g., some sales taxes). The reimbursable expenses in the Mining Services Agreement include the following:

•	Salaries and/or benefits attributable to GRIID personnel engaged in providing the services at the premises for the Customer

•	Replacement parts for network infrastructure including, without limitation, (i) power distribution units, (ii) breakers, (iii) fuses, (iv) power cords, and (v) other various network infrastructure

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 5, 2023

•	Costs of on-site security personnel for the premises

•	Portion of the lease payments for the premises (and premises maintenance) based upon the pro rata consumption of power by the Customer mining equipment

•	Customary contractor expenses and equipment rental related to providing services or repairs or maintenance to the Customer mining equipment

•	Customer mining equipment installation not covered by the foregoing costs

•	Power Reimbursement

Transition resource group members generally agreed in agenda paper number 2 that the standard is clear that any amounts collected on behalf of third parties should not be included in the transaction price. However, the aforementioned costs, including power reimbursements, are incurred by GRIID in fulfilling its performance obligation to the Customer and do not transfer a distinct good or service; rather, they are inputs to providing the mining services.

b.     Tell us whether the nature of the promise is a performance obligation to provide the specified goods or services itself or to arrange for another party to provide services.

The power contract is between GRIID and the utility provider used to support the mining services. However, the contract between GRIID and the Customer contractually obligates the Customer to directly prepay electricity charges to the utility provider on behalf of GRIID.

Litigation, page F-59

14.

Regarding the Red Dog litigation, you state, “Each of the possible outcomes reviewed by management did not carry a higher degree of confidence of occurring over the other outcomes, therefore, no loss contingency was recorded as of December 31, 2022.” Please revise to account for your contingent liability in accordance with ASC 450-20-25-2 and provide disclosure of any reasonably possible additional loss in accordance with ASC 450-20-50-3 through 50-5.

Response to Comment 14: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-61 to disclose that GRIID believes it is unable to estimate any range of loss. Specifically, GRIID has evaluated ASC 450-20-25-2 and determined that the litigation doesn’t meet the criteria to make an accrual, because the potential loss does not meet the likelihood of occurrence as ‘probable’, which is generally considered a 75% threshold and the case hasn’t gone to trial and therefore the outcome cannot be reasonably estimated.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 5, 2023

Note 19. Subsequent Events, page F-62

15.	We note that you issued warrants to purchase 107,614 Class B units of the Company after year-end. Please revise to disclose an estimate of the financial effect. Refer to ASC 855- 10-50-2(b).

Response to Comment 15: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-63 to add the financial effect of such warrant issuance.

*****

Please contact me at (212) 841-1108 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Brian K. Rosenzweig Brian K. Rosenzweig Covington & Burling LLP

cc:	David L. Shrier, Adit EdTech Acquisition Corp.
Michael Riella, Covington & Burling LLP
Jack Bodner, Covington & Burling LLP

Kerry S. Burke, Covington & Burling LLP

Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP

Steven Khadavi, Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP